UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                   VOLT, INC.
                    f/k/a/ "Deerbrook Publishing Group, Inc."
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                   92869N 106
                                 (CUSIP Number)

                               Denis C. Tseklenis
                             5009 Indian Gluch Road
                            Catheys Valley, CA 95306
                                  209-374-3485
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 6, 2001
             (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

                               CUSIP No. 244195103
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     1)           Names of Reporting Person

                  Denis C. Tseklenis


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     2)           Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                                                       (a) [ ]
                                                       (b) [ X ]
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     3)           SEC Use Only
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     4)  Source of Funds: AF

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     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)
                           N/A
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     6)  Citizenship or place of Organization:
                           UNITED STATES OF AMERICA
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                  (7)      Sole Voting Power
                                12,799,500 shares of the Company's common stock,
Number of                          $.001 par value per share
Shares _________________________________________________________________________
Bene-
ficially          (8)      Shared Voting Power
owned by                         NONE
Each ___________________________________________________________________________
Report-
ing Person        (9)      Sole Dispositive Power
With                            12,799,500 shares of the Company's common stock.
                                   $.001 par value per share
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         (10)     Shared Dispositive Power
                                                NONE
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         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                           12,799,500 shares of the Company's common stock,
                           $.001 par value per share
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         12)      Check if the Aggregate Amount in Row (11) excludes certain shares:
                           [  ]
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         13)      Percent of Class Represented by Amount in Box (11):
                                    53.0%
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         14)      Type of Reporting Person
                                    IN


ITEM 1.  Security and Issuer

         Common stock, $.001 par value per share
         Volt Inc.
         5009 Indian Gluch Road
         Catheys Valley, CA 95306
         (209) 374-3485

ITEM 2.  Identity and Background

         Denis C. Tseklenis
         11758 Timbers Way
         Boca Raton, FL 33428

         Mr. Tseklenis is a self employed consultant.

         During the last five years, Mr. Tseklenis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Mr. Tseklenis has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mundating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Tseklenis is a citizen of the United States of America.

         ITEM 3.  Source and Amount of Funds or Other Consideration

         On April 6, 2001, Denis C. Tseklenis acquired 12,799,500 original issue shares of the Registrant's common stock, $.001 par value per share (the "Common Stock"). Mr. Tseklenis paid the Registrant $255,000 for the Common Stock. The source of these funds was a loan from American Powerhouse, Inc.

         ITEM 4.  Purpose of Transaction

         The purpose of the transaction was to acquire control of the Issuer and thereafter explore new business opportunities for the issuer including but not limited to the acquisition of alternative energy sources in the State of California and other states for resale to the public.

         The reporting person may engage in sales of the issuer's securities described herein for various personal purposes including the satisfaction of the loan described in Item 3 hereof.

         The reporting person may contribute additional business assets to the issuer in exchange for additional securities of the issuer.

         The reporting person became the sole director of the issuer on April 6, 2001.

         The directors of the issuer effected a 1 for 100 reverse stock split effective April 23, 2001.

         ITEM 5.  Interest in Securities of the Issuer

         On April 6, 2001, Denis C. Tseklenis acquired 12,799,500 original issue shares of the Registrant's common stock, $.001 par value per share which shares constitute approximately 3% of the Registrant's issued and outstanding common stock. The reporting person has sole voting power and sole dispositive power with respect to these shares.

         ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  NONE

         ITEM 7.  Material to be Filed as Exhibits

                  NONE

                                                      SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: April 20, 2001

         /S/               Denis C. Tseklenis
         ----------------------------------------------

         Name/Title  Denis C. Tseklenis
                        Chariman and President
                         Chief Executive Officer

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
                              (SEE 18 U.S.C. 1001).